SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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BY HAND AND EDGAR

Mr. Michael Seaman

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4561

Re:                             BankUnited, Inc.

Registration Statement on Form S-1

Filed December 16, 2010

File No. 333-170203

Dear Mr. Seaman:

On behalf of BankUnited, Inc. (the “Company”), enclosed please find a copy of Amendment No. 2 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the previous amendment to the Registration Statement filed with the Commission on December 16, 2010.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of January 7, 2011 (the “Comment Letter”).  The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments.  The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.  Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.  All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Amendment No. 1 to Registration Statement on Form S-1

General

1.                                      We note your responses to prior comments 3, 4 and 5 in our letter dated November 24, 2010. Please file Annexes A, B and C on EDGAR with your next response letter.

In response to the Staff’s comment, we have filed on EDGAR Annexes A, B and C from our letter to the Staff dated December 15, 2010.  The annexes were previously furnished supplementally to you in hard copy only.

Prospectus summary

Summary, page 1

2.                                      We note your revised disclosure in response to prior comment 4 in our letter dated November 24, 2010 that “… North Fork generated a total annualized return of 20.5%, compared to a median total annualized return of 14.5% for the top fifty U.S. bank holding companies, excluding North Fork.” Please revise to clarify the standard by which the top fifty U.S. bank holding companies were determined.

In response to the Staff’s comment, the disclosure has been revised to clarify the determination was based on total assets.

3.                                      As a related matter, we note that you deleted the references to five-year annualized returns. Please reinsert that information and indicate that North Fork’s annualized return equaled the median.

The disclosure has been revised in response to the Staff’s comment.

The Acquisition, page 2

4.                                      We note your response to prior comment 6 in our letter dated November 24, 2010. Please revise your disclosure to clearly explain what you mean when you say the “quality” of the assets acquired.

The disclosure has been revised in response to the Staff’s comment, including to disclose the ratio of non-performing assets to total assets of 23.5% at May 21, 2009 on page 3.

2

Our Competitive Strengths, page 4

5.                                      We have reviewed your revisions to the second bullet point on page 4 in response to prior comment 8 in our letter dated November 24, 2010. Please revise to quantify your current estimate of cumulative losses on the Covered Assets.

The disclosure has been revised in response to the Staff’s comment.

Risk Factors

Future material weaknesses in our internal controls... , page 18

6.                                      Please revise the heading of this risk factor to indicate that you have identified three material weaknesses.

The disclosure has been revised in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-Interest Income, page 53

7.                                      Please refer to your response to prior comment 26 in our letter dated November 24, 2010, and revise to provide a table that identifies and quantifies each of the components that you have identified as included in the “Income from resolution of covered assets, net” line item. Discuss the trends related to the changes in each of those components between periods.

The disclosure has been revised in response to the Staff’s comment, including to add tabular information on page 45.

Business

Products and Services, page 101

8.                                      Please describe any differences between your credit parameters for purchasing loans and originating loans.

The disclosure on page 102 has been revised in response to the Staff’s comment.

Compensation Discussion and Analysis, page 124

General

9.                                      In your next amendment, please update this section to provide 2010 compensation information.

The disclosure has been revised in response to the Staff’s comment.

3

Discretionary Cash Bonuses. pages 125 — 126

10.                               We note your revised disclosure in response to prior comment 42 in our letter dated November 24, 2010. Please revise your disclosure to describe the material terms of the BankUnited, Inc. Policy on Incentive Compensation, and in particular, disclose any performance targets that will be used to determine cash bonus amounts.

The disclosure has been revised in response to the Staff’s comment.

Director Compensation, page 145

11.                               Please disclose whether your employee directors receive any compensation for service as directors.

In response to the Staff’s comment, the disclosure has been revised to disclose that directors who are also employees of the Company have not received and will not receive any compensation for service on the Company’s board of directors or board committees.

Exhibits

12.                               We note your response to prior comment 51 in our letter dated November 24, 2010. Tell us if the schedules and exhibits continue to be blank at this time.

The Company advises the Staff that all schedules and exhibits which are blank continue to be blank at this time, except for Schedules 4.15A, B and C.  Schedules 4.15A, B and C were blank in the purchase and assumption agreement when executed and subject to completion by the FDIC and the Company post-closing, in accordance with customary practice for similar FDIC-assisted acquisitions.  The blank presentation of Schedules 4.15A, B and C is consistent with how the schedules appear in the publicly available copy of the executed purchase and assumption agreement posted by the FDIC on its website at www.fdic.gov/bank/individual/failed/bankunited_P_and_A.pdf.

In addition, the exhibit index has been revised to file the purchase and assumption agreement under Item 601(b)(2) of Regulation S-K, in accordance with the rules and regulations of the Commission and with customary practice of other registrants in connection with similar FDIC-assisted acquisitions.  In accordance with Item 601(b)(2), the Company has omitted Schedules 4.15A, B and C and will furnish supplementally a copy of any of these omitted schedules to the Commission upon request.

13.                               We note your response to prior comment 52 in our letter dated November 24, 2010 and we repeat our comment to file the LLC Agreement, dated May 21, 2009, which contemplates the Reorganization. Please also file a copy of the BankUnited, Inc. Policy on Incentive Compensation, as described on pages 125 - 126.

In response to the Staff’s comment, the Company has filed as exhibits the Amended and Restated Limited Liability Company Agreement and the form of BankUnited, Inc. Policy on Incentive Compensation.  The Company will file any remaining exhibits in subsequent amendments to the Registration Statement.  The Company acknowledges that the Staff may have comments after reviewing materials filed as exhibits in a subsequent amendment to the Registration Statement.

* * * * *

4

If you have any questions or require any additional information, please telephone the undersigned at (212) 735-4112 or Dwight S. Yoo at (212) 735-2573.

Sincerely,

/s/ Richard B. Aftanas
Richard B. Aftanas

cc:	Paul Cline, Securities and Exchange Commission
Kevin W. Vaughn, Securities and Exchange Commission
David Lin, Securities and Exchange Commission
John A. Kanas, BankUnited, Inc.
Richard D. Truesdell, Jr., Esq., Davis Polk & Wardwell LLP

Annexes A, B & C

to

SEC comment response letter no. 1 dated December 15, 2010

Annex A

PROSPECTUS SUMMARY This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled "Risk Factors," our financial statements and the related notes thereto and management's discussion and analysis thereof included elsewhere in this prospectus, before making an investment decision to purchase our common stock. Unless we state otherwise or the context otherwise requires, references in this prospectus to "we," "our," "us," and the "Company" for all periods subsequent to the Acquisition (as defined below) refer to BankUnited, Inc., a Delaware corporation, and its consolidated subsidiaries. References in this prospectus to "BankUnited" and the "Bank" for all periods beginning May 22, 2009 refer to BankUnited, a federal savings association, formed to acquire substantially all of the assets (including loans, employees and certain operations), and assume all of the non-brokered deposits and substantially all other liabilities, of the Failed Bank (as defined below). BankUnited, Inc. Summary BankUnited, Inc. is a savings and loan holding company with two wholly-owned subsidiaries: BankUnited, which is one of the largest independent depository institutions headquartered in Florida by assets, and BankUnited Investment Services, Inc., or BankUnited Investment Services, a Florida insurance agency which provides comprehensive wealth management products and financial planning services. BankUnited is a federally-chartered, federally-insured savings association headquartered in Miami Lakes, Florida, with $11.2 billion of assets, more than 1,100 professionals and 78 branches in 13 counties at September 30, 2010. Our goal is to build a premier, large regional bank with a low-risk, long-term value-oriented business model focused on small and medium sized businesses and consumers. We endeavor to provide personalized customer service and offer a full range of traditional banking products and financial services to both our commercial and consumer customers, who are predominantly located in Florida. BankUnited, Inc. was organized by a management team led by our Chairman, President and Chief Executive Officer, John A. Kanas, on April 28, 2009 and was initially capitalized with $945.0 million by a group of investors. On May 21, 2009, BankUnited was granted a savings association charter and the newly formed bank acquired substantially all of the assets and assumed all of the non-brokered deposits and substantially all other liabilities of BankUnited, FSB, or the Failed Bank, from the Federal Deposit Insurance Corporation, or the FDIC, in a transaction which we refer to as the Acquisition. Concurrently with the Acquisition, we entered into two loss sharing agreements, or the Loss Sharing Agreements, which cover certain legacy assets, including the entire legacy loan portfolio and other real estate owned, or OREO, and certain purchased investment securities, including private-label mortgage-backed securities and non-investment grade securities. We refer to assets covered by the Loss Sharing Agreements as Covered Assets (or, in certain cases, Covered Loans or Covered Securities). Since the Bank's establishment in May 2009, we have pursued our new strategy and as part of this strategy we have recruited a new executive management team, substantially enhanced our middle management team, redesigned the Bank's underwriting functions, and have begun the process of improving the Bank's information technology systems and optimizing our existing branch network. For the nine months ended September 30, 2010, the Company was one of the most profitable and well-capitalized bank holding companies in the United States, having earned 1.9% on its average assets and 17.8% on its average common stockholder's equity, and achieved a 41.8% efficiency ratio. BankUnited's tier 1 leverage ratio was 10.1% and its tier 1 risk-based capital ratio was 42.5% at September 30, 2010. The Company's tangible common equity ratio was 10.7% at September 30, 2010. 1

Statement: For the nine months ended September 30, 2010, the Company was one of the most profitable and well-capitalized bank holding companies in the United States... Source: Comparable Capital & Profitability Ratios (2010TD) - Top 100 Public U.S. Bank and Thrift Holding Companies by 9/30/10 Assets, citing SNL Financial. See: Highlighted data including header on page one entitled "BankUnited Rank" noting that BankUnited ranks 2nd in terms of Return of Average Assets, 4th in terms of Return on Average Equity, 1st in terms of Tier 1 Risk Based Ratio, 9th in terms of Tangible Common Equity Ratio, and 5th in terms of its Efficiency Ratio.

Comparable Capital & Profitability Ratios (2010TD) Top 100 Public U.S. Bank and Thrift Holding Companies by 9/30/10 Assets Company Name Return on Average Assets (%) Return on Average Common Equity (%) Tier 1 Risk Based Ratio (%) Tangible Common Equity / Tangible Assets (%) Efficiency Ratio (%) Total Assets ($Bn) BankUnited Rank 2 4 1 9 5 55 Westamerica Bancorporation 2.0 18.3 13.59 7.95 41.30 5.0 BankUnited (1) 1.9 17.8 42.48 10.66 (2) 41.80 11.2 Bank of Hawaii Corporation 1.5 19.2 17.71 7.95 54.65 12.7 Capital One Financial Corporation 1.4 11.1 11.13 9.42 46.77 196.9 Prosperity Bancshares, Inc. 1.4 9.1 13.23 5.73 41.51 9.2 State Street Corporation 1.3 12.3 15.82 5.61 69.81 173.0 PNC Financial Services Group, Inc. 1.3 11.0 11.88 8.08 57.33 260.1 New York Community Bancorp, Inc. 1.3 9.8 13.73 7.59 36.11 41.7 Popular, Inc. 1.2 7.1 14.87 8.31 64.73 40.8 Cullen/Frost Bankers, Inc. 1.2 10.4 13.38 9.15 59.14 17.7 Commerce Bancshares, Inc. 1.2 10.8 14.27 10.26 58.13 18.8 International Bancshares Corporation 1.2 9.7 18.79 8.15 58.14 12.1 Community Bank System, Inc. 1.2 10.7 12.88 5.85 59.44 5.5 Park National Corporation 1.2 11.8 13.51 8.28 53.49 7.1 U.S. Bancorp 1.1 12.3 10.27 5.98 49.17 290.7 Trustmark Corporation 1.1 8.8 13.75 9.34 55.58 9.4 Bank of New York Mellon Corporation 1.1 8.0 12.25 3.59 66.99 254.2 BOK Financial Corporation 1.1 10.5 12.30 8.96 56.49 24.4 NBT Bancorp Inc. 1.1 11.0 12.19 7.50 59.38 5.5 First Citizens BancShares, Inc. 1.1 13.1 14.38 7.66 87.92 21.0 M&T Bank Corporation 1.0 8.9 9.45 5.93 54.10 68.2 CVB Financial Corp. 1.0 10.8 18.33 8.34 55.82 8.5 Wells Fargo & Company 1.0 10.1 10.90 8.72 51.78 1,220.8 SVB Financial Group 1.0 8.5 15.04 8.10 72.45 15.7 Signature Bank 1.0 11.1 13.50 8.41 45.50 10.9 United Bankshares, Inc. 0.9 9.0 11.87 8.47 53.15 7.8 Northern Trust Corporation 0.9 10.4 13.23 7.87 66.50 80.7 First Financial Bancorp. 0.9 8.7 18.64 10.41 53.37 8.2 Hudson City Bancorp, Inc. 0.9 10.1 21.44 9.04 20.67 60.8 Washington Federal, Inc. 0.9 6.8 22.17 11.98 31.96 13.5 Valley National Bancorp 0.9 9.8 10.73 6.91 58.03 14.1 UMB Financial Corporation 0.9 9.1 12.61 7.71 74.76 11.3 TCF Financial Corporation 0.9 11.1 10.35 7.39 62.52 18.3 Independent Bank Corp. 0.8 9.0 10.35 8.21 65.11 4.7 JPMorgan Chase & Co. 0.8 9.5 11.91 5.47 58.50 2,141.6 Capitol Federal Financial (MHC) 0.8 7.1 23.50 11.33 45.43 8.5 Fulton Financial Corporation 0.8 8.2 11.42 8.41 52.63 16.3 FirstMerit Corporation 0.8 8.1 11.46 7.53 63.87 14.4 F.N.B. Corporation 0.8 8.5 11.34 5.96 81.87 8.0 Provident Financial Services, Inc. 0.7 5.5 12.91 8.83 55.64 8.8 Northwest Bancshares, Inc. 0.7 4.8 18.33 14.30 58.34 8.1 East West Bancorp, Inc. 0.7 6.3 17.93 7.97 46.69 20.4 NewAlliance Bancshares, Inc. 0.7 4.3 19.71 11.09 58.49 8.8 Glacier Bancorp, Inc. 0.7 5.4 17.92 11.38 49.34 8.3 First Niagam Financial Group, Inc. 0.7 4.9 14.25 8.63 58.59 20.9 Investors Bancorp, Inc. (MHC) 0.7 8.8 13.78 9.78 43.43 8.0 Citigroup Inc. 0.8 8.0 12.50 8.78 51.28 1,983.3 WesBanco, Inc. 0.8 5.8 11.64 8.34 81.10 5.4 City National Corporation 0.8 8.0 11.97 8.71 62.28 21.8 Texas Capital Bancshares, Inc. 0.6 6.8 10.69 7.99 55.83 6.3 Old National Bancorp 0.8 5.0 15.37 9.58 76.90 7.5 Hancock Holding Company 0.8 5.4 15.02 9.68 64.07 8.2 BB&T Corporation 0.5 4.9 11.73 6.75 52.91 157.2 Fifth Third Bancorp 0.5 3.1 13.85 7.06 59.54 112.3 Huntington Bancshares Incorporated 0.5 3.6 12.82 8.05 58.15 53.2 Wintrust Financial Corporation 0.5. 4.3 12.35 5.94 65.83 14.1 First Interstate BancSystem, Inc. 0.5 4.8 13.22 7.03 81.70 7.3 IBERIABANK Corporation 0.5 3.9 18.63 10.05 70.36 10.8 Chemical Financial Corporation 0.4 4.0 12.44 8.33 59.47 5.4 Comerica incorporated 0.4 1.4 9.96 10.40 64.92 55.0 KeyCorp 0.4 1.8 14.30 8.00 68.55 94.0 Astoria Financial Corporation 0.3 5.3 12.87 5.63 51.89 18.9 People’s United Financial, Inc. 0.3 1.3 15.44 17.85 75.25 21.9 Webster Financial Corporation 0.3 2.1 12.94 5.91 67.08 17.8 First Midwest Bancorp, Inc. 0.3 1.5 14.78 8.37 56.83 8.4 Oriental Financial Group Inc. 0.3 (3.4) 24.00 8.73 52.10 7.4 Umpqua Holdings Corporation 0.3 0.8 18.33 8.95 64.14 11.5 First Commonwealth Financial Corporation 0.2 2.2 12.49 10.03 59.62 5.9 First Horizon National Corporation 0.2 (0.8) 17.34 7.96 66.27 25.4 MB Financial, Inc. 0.2 1.1 15.12 7.02 55.23 10.8 National Penn Bancshares, Inc. 0.2 1.0 14.00 7.20 58.04 8.2 Page 1 of 2

Comparable Capital & Profitability Ratios (2010TD) Top 100 Public U.S. Bank and Thrift Holding Companies by 9/30/10 Assets Company Name Return on Average Assets (%) Return on Average Common Equity (%) Tier 1 Risk Based Ratio (%) Tangible Common Equity / Tangible Assets (%) Efficiency Ratio (%) Total Assets ($Bn) Susquehanna Bancshares, Inc. 0.2 0.5 13.51 7.30 64.07 14.0 TFS Financial Corporation (MHC) 0.1 0.6 18.00 15.75 54.85 11.1 Western Alliance Bancorporation 0.1 (1.1) 12.40 7.32 68.49 6.2 BancorpSouth, Inc. 0.1 0.8 10.56 7.11 66.22 13.6 Boston Private Financial Holdings, Inc. 0.0 (3.0) 13.58 5.61 78.13 8.0 SunTrust Banks, Inc. 0.0 (1.5) 13.58 7.10 64.90 174.7 Sterling Bancshares, Inc. (0.0) (0.3) 15.23 9.13 73.70 5.0 Bank of America Corporation (0.1) (1.3) 11.16 5.74 58.87 2,339.7 Cathay General Bancorp (0.1) (2.2) 14.95 7.85 47.68 11.3 Associated Banc-Corp (0.1) (1.8) 17.68 6.03 59.30 22.5 PrivateBancorp, Inc. (0.1) (2.6) 12.25 7.17 57.98 12.6 Taylor Capital Group, Inc. (0.2) (33.8) 10.39 3.15 56.67 4.7 Beneficial Mutual Bancorp, Inc. (MHC) (0.2) (1.8) 16.20 10.60 72.07 4.8 Zions Bancorporation (0.6) (9.2) 13.67 7.03 66.14 51.0 Regions Financial Corporation (0.6) (7.6) 12.07 8.13 67.78 133.5 Whitney Holding Corporation (0.6) (6.3) 12.35 8.10 80.71 11.5 Pinnacle Financial Partners, Inc. (0.7) (7.2) 13.46 7.24 61.45 5.0 Marshall & llsley Corporation (1.0) (12.4) 10.80 8.18 62.13 51.9 PacWest Bancorp (1.4) (14.7) 12.54 7.39 52.61 5.7 CapitalSource Inc. (1.4) (7.7) NA 20.22 78.75 8.8 Flagstar Bancorp, Inc. (1.8) (35.5) 15.58 5.87 87.58 13.8 First BanCorp. (2.0) 30.6 11.96 5.21 67.89 16.7 Citizens Republic Bancorp, Inc. (2.2) (28.2) 12.41 5.34 67.58 10.6 Sterling Financial Corporation (2.4) (247.3) 15.98 8.26 81.34 10.0 Synovus Financial Corp. (2.8) (42.6) 13.06 7.26 65.52 31.0 Pacific Capital Bancorp (2.6) (125.6) 13.09 7.77 97.30 8.3 Doral Financial Corporation (3.5) (63.8) 13.72 6.15 113.35 9.1 United Community Banks, Inc. (5.7) (63.7) 10.42 6.78 60.30 7.0 Wilmington Trust Corporation (6.4) (60.8) 8.15 3.54 77.98 10.4 Mean 0.2 (2.3) 14.21 8.03 60.77 Median 0.6 5.2 13.38 7.74 59.41 Source: SNL Financial (1) Company provided financial information (2) Consolidated ratio Page 2 of 2

Annex B

We intend to invest our excess capital to grow opportunistically both organically and through acquisitions. Our management team is led by Mr. Kanas, a veteran of the banking industry who built North Fork Bancorporation, or North Fork, into a leading regional bank based in New York. At the time of its sale to Capital One Financial Corporation, or Capital One, in December 2006, North Fork was one of the top 25 bank holding companies in the United States. Mr. Kanas served as the Chairman of North Fork from 1986 to 2006 and President and Chief Executive Officer of North Fork from 1977 to 2006. Through organic growth and over 15 acquisitions, Mr. Kanas oversaw the growth and expansion of North Fork from less than $1 billion in assets in 1977 to nearly $60 billion in assets by 2006. According to FactSet Research Systems, for the ten-year period prior to its sale to Capital One, North Fork generated a total annualized return of 20.5%, compared to a median total annualized return of 14.5% for the top fifty U.S. bank holding companies, excluding North Fork. North Fork distinguished itself as one of the most efficient banking companies in the United States through Mr. Kanas' vision of safe and prudent expansion, cost control and capital management. North Fork was sold to Capital One in December 2006 for $13.2 billion, or 4.0 times tangible equity, a transaction multiple higher than both the median transaction multiple of 3.2 for sales of banks with assets between $10 billion and $30 billion and the median transaction multiple of 3.0 for sales in the banking industry during the period from 2000 to 2006. The Acquisition On May 21, 2009, BankUnited entered into a purchase and assumption agreement, or the Purchase and Assumption Agreement, with the FDIC, Receiver of the Failed Bank, to acquire substantially all of the assets and assume all of the non-brokered deposits and substantially all other liabilities of the Failed Bank. Excluding the effects of acquisition accounting adjustments, BankUnited acquired $13.6 billion of assets and assumed $12.8 billion of liabilities. The fair value of the assets acquired was $10.9 billion and the fair value of the liabilities assumed was $13.1 billion. BankUnited received a net cash consideration from the FDIC in the amount of $2.2 billion. The Acquisition consisted of assets with a fair value of $10.9 billion, including $5.0 billion of loans (with a corresponding unpaid principal balance, or UPB, of $11.2 billion), a $3.4 billion FDIC indemnification asset, $538.9 million of investment securities, $1.2 billion of cash and cash equivalents, $177.7 million of foreclosed assets, $243.3 million of Federal Home Loan Bank, or FHLB, stock and $347.4 million of other assets. Liabilities with a fair value of $13.1 billion were also assumed, including $8.3 billion of non-brokered deposits, $4.6 billion of FHLB advances, and $112.2 million of other liabilities. Concurrently with the Acquisition, the Bank entered into the Loss Sharing Agreements with the FDIC that cover certain legacy assets, including the entire loan portfolio and OREO, and certain purchased investment securities, including private-label mortgage-backed securities and non-investment grade securities. The Bank acquired other BankUnited, FSB assets that are not covered by the Loss Sharing Agreements with the FDIC including cash, certain investment securities purchased at fair market value and other tangible assets. The Loss Sharing Agreements do not apply to subsequently acquired, purchased or originated assets. At September 30, 2010, the Covered Assets consisted of assets with a book value of $4.3 billion. The total UPB (or, for investment securities, unamortized cost basis) of the Covered Assets at September 30, 2010 was $8.9 billion. Pursuant to the terms of the Loss Sharing Agreements, the Covered Assets are subject to a stated loss threshold whereby the FDIC will reimburse the Bank for 80% of losses up to the $4.0 billion stated threshold and 95% of losses in excess of the $4.0 billion stated threshold, calculated, in each case, based on UPB (or, for investment securities, unamortized cost basis) plus certain interest and expenses. The carrying value of the FDIC indemnification asset at September 30, 2010 was $2.7 billion. 2

Statement: According to FactSet Research Systems, for the ten-year period prior to its sale to Capital One, North Fork generated a total annualized return of 20.5%, compared to a median total annualized return of 14.5% for the top fifty U.S. bank holding companies, excluding North Fork.... North Fork was sold to Capital One in December 2006 for $13.2 billion, or 4.0 times tangible equity, a transaction multiple higher than both the median transaction multiple for sales of banks with assets between $10 billion and $30 billion of 3.2 and the median transaction multiple for sales in the banking industry of 3.0 during the period from 2000 to 2006. Source: Selected Precedent Transactions, $2Bn+ Bank and Thrift Deals, 2000-2006. North Fork Comparability Profitability & Efficiency Top 50 Bank Holding Companies by Assets as of 9/30/06, citing SNL Financial and FactSet Research Systems. See: Highlighted data.

Selected Precedent Transactions

$2Bn+ Bank and Thrift Deals, 2000-2006

Buyer / Target	Announcement Date	Announced Deal Value ($Bn)	Closing Price / Tangible Book (x)
J.P. Morgan Chase & Co./ Bank One Corp.	1/14/04	58.8	2.6
Bank of America Corp./ FleetBoston Financial Corp.	10/27/03	49.3	3.5
Chase Manhattan Corp./ J.P. Morgan & Co.	9/13/00	34.4	N/A
Wachovia Corp./ Golden West Financial	5/7/06	25.5	2.5
Firstar Corp./ U.S. Bancorp	10/4/00	21.2	N/A
Bank of New York Co./ Mellon Financial Corp.	12/3/06	16.9	N/A
* Capital One Financial Corp./ North Fork Bancorp.	3/12/06	14.6	4.0 (1)
Wachovia Corp./ SouthTrust Corp.	6/20/04	14.4	3.8
First Union Corp./ Wachovia Corp.	4/15/01	13.6	N/A
Royal Bank of Scotland Group/ Charter One Financial	5/4/04	10.5	3.5
Regions Financial Corp./ AmSouth Bancorp.	5/24/06	10.1	2.9
SunTrust Banks Inc./ National Commerce Finl Corp.	5/7/04	7.4	4.6
FleetBoston Financial Corp./ Summit Bancorp	10/2/00	7.0	2.7
North Fork Bancorp./ GreenPoint Financial Corp.	2/15/04	6.4	3.6
PNC Financial Services Group/ Mercantile Bankshares Corp.	10/8/06	6.0	3.7
Regions Financial Corp./ Union Planters Corp.	1/22/04	6.0	N/A
Citigroup Inc./ Golden State Bancorp Inc.	5/21/02	5.8	2.4
Washington Mutual Inc./ Dime Bancorp Inc.	6/25/01	5.2	3.0
Capital One Financial Corp./ Hibernia Corp.	3/6/05	5.0	2.9
Fifth Third Bancorp/ Old Kent Financial Corp.	11/20/00	5.0	3.4
TD Bank Financial Group/ Banknorth Group Inc.	8/25/04	3.8	4.7
Huntington Bancshares Inc./ Sky Financial Group Inc.	12/20/06	3.6	2.9
Sovereign Bancorp Inc./ Independence Cmnty Bank Corp.	10/24/05	3.6	3.4
Wachovia Corp./ Westcorp	9/12/05	3.4	2.3
BB&T Corp./ First Virginia Banks Inc.	1/21/03	3.4	3.0
Bank of America Corp./ U.S. Trust Corp.	11/19/06	3.3	3.9
Toronto-Dominion Bank/ TD Banknorth Inc.	11/19/06	3.2	4.7
JPMorgan Chase & Co./ BONY Retail Banking Business	4/7/06	3.1	N/A
M&T Bank Corp./ Allfirst Financial Inc.	9/26/02	2.9	3.0
Wells Fargo & Co./ First Security Corp.	4/10/00	2.8	2.2
ABN AMRO Holding NV/ Michigan National Corp.	11/22/00	2.8	2.9
Charles Schwab Corp./ U.S. Trust Corp.	1/13/00	2.6	N/A
BNP Paribas Group/ BancWest Corp.	5/7/01	2.5	3.1
BNP Paribas Group/ United California Bank	12/8/01	2.4	2.2
Royal Bank of Canada/ Centura Banks Inc.	1/26/01	2.3	2.5
Banco Bilbao Vizcaya Argent SA/ Texas Regional Bancshares Inc	6/12/06	2.2	4.5
National City Corp./ Provident Financial Group Inc.	2/16/04	2.1	2.4
Total Mean (ex. North Fork)			**3.2**
Total Median (ex. North Fork)			**3.0**
Total North Fork Rank			**5**
$10Bn-$30Bn Mean (ex. North Fork)			**3.2**
$10Bn-$30Bn Median (ex. North Fork)			**3.2**
$10Bn-$30Bn North Fork Rank			**1**

Sources: SNL Financial, Company Filings

Note:

(1) 4.0x as a multiple of completed deal value of $13.2Bn

North Fork Comparability Profitability & Efficiency Top 50 Bank Holding Companies by Assets as of 9/30/06 (1) Rank Company Name Total Assets 9/30/2006 Average 2004Y-2006T3 Total Return Prior to COF/ NFB Announcement ($Bn) Return on Average Assets (%) Efficiency Ratio (%) 5-Year 10-Year 1 Citigroup Inc. 1,746,248,000.0 1.40 58 2.6 19.2 2 Bank of America Corporation 1,451,603,528.0 1.36 50 15.7 13.3 3 JPMorgan Chase & Co. 1,338,029,000.0 0.73 66 0.0 9.9 4 Wachovia Corporation 559,922,000.0 1.29 59 13.8 10.1 5 Wells Fargo & Company 483,441.000.0 1.74 58 7.4 16.9 6 U.S. Bancorp 216,855,000.0 2.21 42 10.3 19.6 7 SunTrust Banks, Inc. 183,104,553.0 1.18 58 4.4 10.2 8 National City Corporation 138,134,005.0 1.68 58 9.0 11.7 9 BB&T Corporation 116,523,897.0 1.57 51 5.0 14.6 10 Fifth Third Bancorp 105,828,398.0 1.51 53 5.4 10.5 11 PNC Financial Services Group, Inc. 98,464,925.0 2.09 67 4.1 13.0 12 KayCorp 95,682,182.0 1.25 63 10.6 11.9 13 Capital One Financial Corporation 94,906,746.0 3.00 56 9.6 27.7 14 Regions Financial Corporation 86,981,395.0 1.32 60 10.3 10.1 15 BancWest Corporation 67,784,844.0 1.08 53 Acquired on 12/20/01 Acquired on 12/20/01 16 Comerica Incorporated 59,068,948.0 1.51 57 0.8 12.0 17 North Fork Bancorporation, Inc. 56,689,313.0 1.57 39 11.2 20.5 18 M&T Bank Corporation 56,373,476.0 1.45 52 11.7 18.2 19 Marshall & llsley Corporation 55,529,348.0 1.61 51 12.0 15.5 20 AmSouth Bancorporation 54,284,641.0 1.37 53 13.9 13.2 21 UnionBanCal Corporation 52,013,259.0 1.65 59 24.0 17.6 22 Popular, Inc. 46,935,000.0 1.07 59 9.5 16.4 23 Zions Bancorporation 45,777,747.0 1.35 55 10.0 18.4 24 Commerce Bancorp, Inc. 43,338,963.0 0.87 69 16.6 28.2 25 First Horizon National Corporation 40,076,623.0 1.38 72 7.6 13.0 26 Huntington Bancshares Incorporated 35,755,596.0 1.32 59 12.6 8.4 27 Synovus Financial Corp. 31,382,140.0 1,95 87 1.7 14.5 28 New York Community Bancorp, Inc. 28,937,214.0 1.15 30 15.9 25.9 29 Colonial BancGroup, Inc. 22,415,770.0 1.10 57 10.1 15.4 30 Associated Banc-Corp 20,947,768.0 1.54 46 13.3 13.4 31 Webster Financial Corporation 18,145,536.0 0.91 60 12.6 15.0 32 Mercantile Bankshares Corporation 17,575,247.0 1.71 46 11.2 16.2 33 First BanCorp. 17,387,942.0 0.79 40 11.8 15.0 34 BOK Financial Corporation 17,193,134.0 1.29 58 18.4 19.0 35 Sky Financial Group, Inc. 15,921,190.0 1.30 53 11.1 12.4 36 First Citizens BancShares, Inc. 15,629,243.0 0.74 71 16.0 12.9 37 Commerce Bancshares, Inc. 15,164,594.0 1.57 60 12.8 15.6 38 Fulton Financial Corporation 14,910,652.0 1.39 56 11.0 13.0 39 City National Corporation 14,630,470.0 1.60 52 17.4 21.6 40 TCF Financial Corporation 14,416,499.0 2.02 61 8.7 14.0 41 South Financial Group, Inc. 14,055,473.0 0.76 56 15.0 5.8 42 Doral Financial Corporation 13,610,246.0 0.35 90-1.6 19.6 43 First National of Nebraska, Inc. 12,945,117.0 0.80 74 19.0 2.4 44 Valley National Bancorp 12,438,555.0 1.42 49 8.7 12.8 45 BancorpSouth, Inc. 11,876,966.0 1.07 64 14.6 11.4 46 Cullen/Frost Bankers, Inc. 11,724,236.0 1.60 58 10.9 18.9 47 East West Bancorp, Inc. 10,812,333.0 1.53 39 27.0 Not Yet Public 48 Wilmington Trust Corporation 10,810,862.0 1.48 57 11.1 14.1 49 International Bancshares Corporation 10,690,325.0 1.30 55 20.9 23.0 50 Bank of Hawaii Corporation 10,371,387.0 1.78 54 24.4 15.6 Mean (ex. North Fork) 1.39 57 11.4 15.0 Median (ex. North Fork) 1.36 57 11.2 14.6 North Fork Rank 14 3 25 6 Sources: SNL Financial, FactSet Note 1. Excludes trust banks

Annex C

We intend to invest our excess capital to grow opportunistically both organically and through acquisitions. Our management team is led by Mr. Kanas, a veteran of the banking industry who built North Fork Bancorporation, or North Fork, into a leading regional bank based in New York. At the time of its sale to Capital One Financial Corporation, or Capital One, in December 2006, North Fork was one of the top 25 bank holding companies in the United States. Mr. Kanas served as the Chairman of North Fork from 1986 to 2006 and President and Chief Executive Officer of North Fork from 1977 to 2006. Through organic growth and over 15 acquisitions, Mr. Kanas oversaw the growth and expansion of North Fork from less than $1 billion in assets in 1977 to nearly $60 billion in assets by 2006. According to FactSet Research Systems, for the ten-year period prior to its sale to Capital One, North Fork generated a total annualized return of 20.5%, compared to a median total annualized return of 14.5% for the top fifty U.S. bank holding companies, excluding North Fork. North Fork distinguished itself as one of the most efficient banking companies in the United States through Mr. Kanas' vision of safe and prudent expansion, cost control and capital management. North Fork was sold to Capital One in December 2006 for $13.2 billion, or 4.0 times tangible equity, a transaction multiple higher than both the median transaction multiple of 3.2 for sales of banks with assets between $10 billion and $30 billion and the median transaction multiple of 3.0 for sales in the banking industry during the period from 2000 to 2006. The Acquisition On May 21, 2009, BankUnited entered into a purchase and assumption agreement, or the Purchase and Assumption Agreement, with the FDIC, Receiver of the Failed Bank, to acquire substantially all of the assets and assume all of the non-brokered deposits and substantially all other liabilities of the Failed Bank. Excluding the effects of acquisition accounting adjustments, BankUnited acquired $13.6 billion of assets and assumed $12.8 billion of liabilities. The fair value of the assets acquired was $10.9 billion and the fair value of the liabilities assumed was $13.1 billion. BankUnited received a net cash consideration from the FDIC in the amount of $2.2 billion. The Acquisition consisted of assets with a fair value of $10.9 billion, including $5.0 billion of loans (with a corresponding unpaid principal balance, or UPB, of $11.2 billion), a $3.4 billion FDIC indemnification asset, $538.9 million of investment securities, $1.2 billion of cash and cash equivalents, $177.7 million of foreclosed assets, $243.3 million of Federal Home Loan Bank, or FHLB, stock and $347.4 million of other assets. Liabilities with a fair value of $13.1 billion were also assumed, including $8.3 billion of non-brokered deposits, $4.6 billion of FHLB advances, and $112.2 million of other liabilities. Concurrently with the Acquisition, the Bank entered into the Loss Sharing Agreements with the FDIC that cover certain legacy assets, including the entire loan portfolio and OREO, and certain purchased investment securities, including private-label mortgage-backed securities and non-investment grade securities. The Bank acquired other BankUnited, FSB assets that are not covered by the Loss Sharing Agreements with the FDIC including cash, certain investment securities purchased at fair market value and other tangible assets. The Loss Sharing Agreements do not apply to subsequently acquired, purchased or originated assets. At September 30, 2010, the Covered Assets consisted of assets with a book value of $4.3 billion. The total UPB (or, for investment securities, unamortized cost basis) of the Covered Assets at September 30, 2010 was $8.9 billion. Pursuant to the terms of the Loss Sharing Agreements, the Covered Assets are subject to a stated loss threshold whereby the FDIC will reimburse the Bank for 80% of losses up to the $4.0 billion stated threshold and 95% of losses in excess of the $4.0 billion stated threshold, calculated, in each case, based on UPB (or, for investment securities, unamortized cost basis) plus certain interest and expenses. The carrying value of the FDIC indemnification asset at September 30, 2010 was $2.7 billion. 2

Statement: North Fork distinguished itself as one of the most efficient banking companies in the United States... Source: Selected Precedent Transactions: $2Bn+ Bank and Thrift Deals, 2000-2006, citing SNL Financial. See: Highlighted data.

Comparable Capital & Profitability Ratios (2010TD) Top 100 Public U.S. Bank and Thrift Holding Companies by 9/30/10 Assets Company Name Return on Average Assets (%) Return on Average Common Equity (%) Tier 1 Risk Based Ratio (%) Tangible Common Equity / Tangible Assets (%) Efficiency Ratio (%) Total Assets ($Bn) BankUnited Rank 2 4 1 9 5 55 Westamerica Bancorporation 2.0 16.3 13.59 7.95 41.30 5.0 BankUnited (1) 1.9 17.8 42.44 10.66(2) 41.50 11.2 Bank of Hawai Corporation 1.5 19.2 17.71 7.95 54.65 12.7 Capital One Financial Corporation 1.4 11.1 11.13 9.42 46.77 196.9 Prosperity Bancshares, Inc. 1.4 9.1 13.23 5.73 41.51 9.2 State Street Corporation 1.3 12.3 15.82 5.61 69.61 173.0 PNC Financial Services Group, Inc. 1.3 11.0 11.88 8.08 57.33 260.1 New York Community Bancorp, Inc. 1.3 9.8 13.73 7.59 36.11 41.7 Popular, Inc. 1.2 7.1 14.87 8.31 64.73 40.8 Cullen/Frost Bankers, Inc. 1.2 10.4 13.38 9.15 58.14 17.7 Commerce Bancshares, Inc. 1.2 10.8 14.27 10.26 58.13 18.8 International Bancshares Corporation 1.2 9.7 18.79 8.15 58.14 12.1 Community Bank System, Inc. 1.2 10.7 12.88 5.85 59.44 5.5 Park National Corporation 1.2 11.6 13.51 8.28 53.49 7.1 U.S. Bancorp 1.1 12.3 10.27 5.98 46.17 290.7 Trustmark Corporation 1.1 8.6 13.75 8.34 55.56 8.4 Bank of New York Mellon Corporation 1.1 9.0 12.25 3.59 88.99 254.2 BOK Financial Corporation 1.1 10.5 12.30 8.96 58.48 24.4 NBT Bancorp Inc. 1.1 11.0 12.19 7.50 59.38 5.5 First Citizens BancShares, Inc. 1.1 13.1 14.38 7.66 67.92 21.0 M&T Bank Corporation 1.0 8.5 9.45 5.63 54.10 68.2 CVB Financial Corp. 1.0 10.6 16.33 8.34 55.82 6.5 Wells Fargo & Company 1.0 10.1 10.90 6.72 51.78 1,220.8 SVB Financial Group 1.0 8.5 15.04 6.10 72.45 15.7 Signature Bank 1.0 11.1 13.50 8.41 45.50 10.8 United Bankshares, Inc. 0.9 9.0 11.87 6.47 53.15 7.8 Northern Trust Corporation 0.9 10.4 13.23 7.87 66.50 80.7 First Financial Bancorp. 0.9 8.7 16.64 10.41 53.37 6.2 Hudson City Bancorp, Inc. 0.9 10.1 21.44 9.04 20.67 60.6 Washington Federal, Inc. 0.9 6.6 22.17 11.98 31.96 13.5 Valley National Bancorp 0.6 9.8 10.73 6.91 58.03 14.1 UMB Financial Corporation 0.9 9.1 12.81 7.71 74.76 11.3 TCF Financial Corporation 0.6 11.1 10.35 7.39 62.52 18.3 Independent Bank Corp. 0.6 9.0 10.35 6.21 65.11 4.7 JP Morgon Chase & Co. 0.6 9.5 11.81 5.47 58.50 2,141.6 Capital Federal FinanciaI (MHC) 0.6 7.1 23.50 11.33 45.43 8.5 Fulton Financial Corporation 0.8 6.2 11.42 8.41 52.63 16.3 FirstMerit Corporation 0.8 6.1 11.46 7.53 63.67 14.4 F.N.B. Corporation 0.6 6.5 11.34 5.96 81.87 9.0 Provident Financial Services, Inc. 0.7 5.5 12.91 8.83 55.64 8.8 Northwest Bancshares, Inc. 0.7 4.6 18.33 14.30 58.34 8.1 East West Bancorp, Inc., 0.7 8.3 17.93 7.97 46.69 20.4 NewAlliance Bancshares, Inc. 0.7 4.3 19.71 11.09 58.49 8.8 Glacier Bancorp, Inc. 0.7 5.4 17.92 11.38 49.34 8.3 First Niagera Financial Group. Inc. 0.7 4.8 14.25 8.63 58.59 20.6 Investors Bancorp, Inc. (MHC) 0.7 6.8 13.79 8.78 43.43 8.0 Citigroup Inc. 0.6 8.0 12.50 6.76 51.29 1,983.3 WesBanco, Inc. 0.8 5.6 11.84 8.34 61.10 5.4 City National Corporation 0.6 6.0 11.97 6.71 62.28 21.8 Texas Capital Bancshares, Inc. 0.6 8.8 10.69 7.99 55.83 6.3 Old National Bancorp 0.6 5.0 15.37 9.58 76.90 7.5 Hancock Holding Company 0.6 5.4 15.02 9.68 64.07 8.2 BB&T Corporation 0.5 4.9 11.73 6.75 52.91 157.2 Fifth Third Bancorp 0.5 3.1 13.85 7.06 59.54 112.3 Huntington Bancshares Incorporated 0.5 3.8 12.82 6.05 56.15 53.2 Wintrust Financial Corporation 0.5 4.3 12.35 5.94 65.63 14.1 First Interstate BancSystem, Inc. 0.5 4.8 13.22 7.03 61.70 7.3 IBERIABANK Corporation 0.5 3.9 19.63 10.05 70.38 10.6 Chemical Financial Corporation 0.4 4.0 12.44 8.33 59.47 5.4 Comerica Incorporated 0.4 1.4 9.96 10.40 64.92 55.0 KeyCorp 0.4 1.8 14.30 8.00 68.55 94.0 Astoria Financial Corporation 0.3 5.3 12.87 5.63 51.89 18.8 People’s United Financial, Inc. 0.3 1.3 15.44 17.85 75.25 21.8 Webster Financial Corporation 0.3 2.1 12.94 5.91 87.08 17.8 First Midwest Bancorp, Inc. 0.3 1.5 14.78 8.37 56.63 8.4 Oriental Financial Group Inc. 0.3 (3.4) 24.00 6.73 52.10 7.4 Umpqua Holdings Corporation 0.3 0.8 16.33 9.95 64.14 11.5 First Commonwealth Financial Corporation 0.2 2.2 12.46 10.03 59.82 5.9 First Horizon National Corporation 0.2 (0.6) 17.34 7.96 66.27 25.4 MB Financial, Inc. 0.2 1.1 15.12 7.02 55.23 10.8 National Penn Bancshares, Inc. 0.2 1.0 14.00 7.20 58.04 9.2 Page 1 of 2

Comparable Capital & Profitability Ratios (2010TD) Top 100 Public U.S. Bank and Thrift Holding Companies by 9/30/10 Assets Company Name Return on Average Assets (%) Return on Average Common Equity (%) Tier 1 Risk Based Ratio (%) Tangible Common Equity / Tangible Assets (%) Efficiency Ratio (%) Total Assets ($Bn) Susquehanne Bancshares, Inc. 0.2 0.5 13.51 7.30 64.07 14.0 TFS Financial Corporation (MHC) 0.1 0.6 16.00 15.75 54.85 11.1 Western Alliance Bancorporation 0.1 (1.1) 12.40 7.32 68.49 6.2 BancorpSouth, Inc. 0.1 0.8 10.56 7.11 66.22 13.6 Boston Private Financial Holdings, Inc. 0.0 (3.0) 13.58 5.61 76.13 6.0 SunTrust Banks, Inc. 0.0 (1.5) 13.58 7.10 64.90 174.7 Sterling Bancshares, Inc. (0.0) (0.3) 15.23 9.13 73.70 5.0 Bank of America Corporation (0.1) (1.3) 11.16 5.74 58.67 2,339.7 Cathay General Bancorp (0.1) (2.2) 14.95 7.85 47.68 11.3 Associated Banc-Corp (0.1) (1.9) 17.68 8.03 59.30 22.5 PrivateBancorp, Inc. (0.1) (2.8) 12.25 7.17 57.98 12.6 Taylor Capital Group, Inc. (0.2) (33.9) 10.39 3.15 56.67 4.7 Beneficial Mutual Bancorp, Inc. (MHC) (0.2) (1.8) 16.20 10.60 72.07 4.9 Zions Bancorporation (0.6) (9.2) 13.97 7.03 66.14 51.0 Regions Financial Corporation (0.6) (7.6) 12.07 6.13 67.79 133.5 Whitney Holding Corporation (0.6) (6.3) 12.35 6.10 80.71 11.5 Pinnacle Financial Partners, Inc. (0.7) (7.2) 13.46 7.24 61.45 5.0 Marshall & llsley Corporation (1.0) (12.4) 10.80 6.18 62.13 51.9 PacWest Bancorp (1.4) (14.7) 12.54 7.39 52.61 5.7 CapitalSource Inc. (1.4) (7.7) NA 20.22 76.75 9.6 Flagstar Bancorp, Inc. (1.6) (35.5) 15.58 5.87 67.58 13.8 First BanCorp. (2.0) 30.8 11.96 5.21 67.89 16.7 Citizens Republic Bancorp, Inc. (2.2) (28.2) 12.41 5.34 67.56 10.6 Sterling Financial Corporation (2.4) (247.3) 15.98 8.26 61.34 10.0 Synovus Financial Corp. (2.6) (42.6) 13.06 7.26 65.52 31.0 Pacific Capital Bancorp (2.9) (125.6) 13.09 7.77 97.30 6.3 Doral Financial Corporation (3.5) (63.6) 13.72 6.15 113.35 9.1 United Community Banks, Inc. (5.7) (63.7) 10.42 6.78 60.30 7.0 Wilmington Trust Corporation (6.4) (60.6) 9.15 3.54 77.98 10.4 Mean 0.2 (2.3) 14.21 8.03 60.77 Median 0.6 5.2 13.38 7.74 59.41 Source: SNL Financial (1) Company provided financial information (2) Consolidated ratio